Exhibit 99.1

For Immediate Release

LMS MEDICAL FOUNDER TO PRESENT AT ANNUAL

CONFERENCE OF THE SOCIETY OF OBSTETRICIANS AND

GYNECOLOGISTS OF CANADA

Montreal, Quebec, June 4th, 2008 – LMS Medical Systems (TSX:LMZ), a healthcare technology company and developer of the CALM® patient safety software systems for obstetrics, today announced that Dr. Emily Hamilton, Vice-President of Research and Chief Medical Officer of LMS, will be presenting at the annual conference of the Society of Obstetricians and Gynecologists of Canada to be held June 25-29 in Calgary, Alberta.

The two presentations demonstrate the rapid progression from proof-of-concept to prospective use of CALM Shoulder Screen™. This novel technology has been designed to help clinicians identify which mothers are at greatest risk for childbirth complicated by shoulder dystocia leading to permanent weakness or paralysis of the baby’s arm. This collaborative work was conducted with leading US and Canadian centers, demonstrating that the tool has wide applicability.

The prospective use study exceeded initial expectations in that the rise in cesarean sections was much smaller than anticipated. This was accompanied by the expected downward trend in the rates of shoulder dystocia with immediate neonatal complications.

This is a significant advance, as standard guidelines for assessing the risk of shoulder dystocia apply to only a small minority of today’s permanent injury cases. Counseling mothers based on the current guidelines is difficult because risk factors, including maternal obesity, are very common. The personalized probabilities generated using the CALM Shoulder Screen help mothers and clinicians make informed decisions and balance the increased risks associated with cesarean against the burden of significant lifetime disability for the newborn.

Intention to terminate registration under the US Exchange Act of 1934:

LMS announces its intention to file a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) to voluntarily terminate the registration of its Common Shares under the section 12(g) of the United States Securities Exchange Act of 1934 as amended (the” Exchange Act”). LMS expects the termination to take effect no later than ninety days after its filing with the SEC. As a result of filing, the Company will immediately cease to file certain reports under section 13(a) of the Exchange Act, including annual reports on Form 20F and reports on Form 6K, with the SEC.

This action is the result of administrative burden and costs associated with being a U.S. reporting company, which have increased significantly in the past years. Overall, LMS believes these burdens and costs outweigh any benefits derived from the Company’s foreign issuer status with the SEC.

As a TSX-listed reporting issuer, LMS will continue to meet its Canadian continuous disclosure obligations by filing with the Canadian securities commissions. LMS shares continue to trade on the TSX under the symbol LMZ. The Company’s filings can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

About LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Andrea Miller, Communications	Grant Howard / Dave Burwell
LMS Medical Systems Inc.	The Howard Group Inc.
Tel: (514) 488-3461 Ext. 222	Toll Free: 1-888-221-0915
Fax: (514) 488-1880	Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com	www.howardgroupinc.com